SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF nº 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MAY 28, 2014

I. Date, Time and Place: May 28, 2014, at 05:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 Prédio 07 Board of Directors Meeting Room, Jardim Aeroporto, São Paulo ( Company ). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board of the Meeting: Chairman: Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as Secretary of the meeting. IV. Call Notice: Waived, due to the attendance of all the members of the Board of directors. V. Agenda: To pass a resolution on: (i) the confirmation of the increase of capital of the Company, as a result of the exercise of the Company s stock purchase option, pursuant to the Stock Purchase Option Plan of the Company ( Option Plan ); and (ii) the increase of capital of the Company, up to the limit of the authorized capital, under the terms of art. 6 of the Bylaws of the Company. VI. Resolutions: After the necessary explanations were provided, the following was approved by unanimous vote: (i) confirmation of the capital increase of the Company, in the amount of R$79,345.14 (seventy-nine thousand, three hundred and forty-five Reais and fourteen cents), upon issued of 6,194 (six thousand, one hundred and ninety-four) preferred shares, all of them of registered type and with no face value, arising out of the exercise of the stock purchase option granted within the scope of the Option Plan of the Company. In consequence, the capital stock of the Company was increased to R$2,501,652,973.35 (two billion, five hundred and one million, six hundred and fifty-two thousand, nine hundred and seventy-three Reais and thirty-five cents), represented by 143,858,204 (one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four) common shares and 135,009,316 (one hundred and thirty-five million, nine thousand, three hundred and sixteen) preferred shares, all of them of registered type and with no face value. The shares now issued are equal to the already existing shares, and under the terms of the Option Plan they will be entitled to the same rights granted to the other shares of the same kind, including receipt of dividends and interest on the own capital: (a) approval of exclusion of the preemptive right of the current shareholders of the Company upon the subscription of the new preferred shares, in conformity with the provisions in Article 171, paragraph three, of Law no. 6404, dated December 15, 1976 ( Corporations Act ), as amended; and (b) the total issue price was set at R$79,345.14 (seventy-nine thousand, three hundred and forty-five Reais, and fourteen cents), in accordance with the Option Plan of the Company; and (ii) in order to optimize the Company s capital structure, strengthen its capital and equity structure, uphold the plan and its growth goals at short and long term, and carry out other investments that are foreseen and essential for the sustainable growth of the Company and for generating value to the shareholders, increase of its capital stock in the amount of R$185,754,244.80 (one hundred and eighty-five million, seven undred and fifty-four thousand, two hundred and forty-four Reais, and eighty cents), upon private issue of six million, seven hundred and seventy-nine thousand, three hundred and fifty-two (6,779,352) preferred shares, of registered, book-entry type, with no face value, at the issue price of R$ 27,40 (twenty-seven Reais and forty cents) per share ( Capital Increase ). The resources obtained through the Capital Increase will be used to fund the raise of the international presence of the Company and the expansion of local infrastructure and connectivity for passengers from abroad. In order to determine the issue price, the Company s management has considered all data available as for market price, the methodologies permitted under article 170, §1, of Law nº 6.404/1976, as amended ( Corporations Act ), and the economic value calculation report for the Company s shares, as prepared by Apsis Consultoria Empresarial Ltda.( Report ), which document was delivered to the Presiding Board of the Meeting and filed with the head-office of the Company. The Company s management has also considered the details of the Capital Increase, which seeks to allow the investment of R$116,357,388.00 (one hundred and sixteen million, three hundred and fifty-seven thousand, three hundred and eighty-eight Reais) by Air France KLMS.A. ( Air France KLM ) in the Company, as per contractual commitment of Air France KLM to the Company, by subscription of part of the Capital Increase, which was made possible due to the assignment to Air France KLM by Fundo de Investimento em Participações Volluto, the controlling shareholder of the Company, pursuant to §6 of article 171 of the Corporations Act, of the respective preemptive right upon the subscription of the preferred shares issued under the Capital Increase. The Company s management has concluded that the reference to the trading price of the Company s shares at the stock exchange, or the adoption of the asset value of its shares, are not proper methodologies for determining the issue price of the Company s new shares in the Capital Increase, having in regard the adverse conditions of the international capital market and the lack of a clear relation, in the case of the Company, between such values and the intrinsic value of the Company s activities. The Company s management considered that the Company s estimated profitability, which was taken into consideration in the Report, is the most adequate methodology for determining the issue price, since it better reflects the intrinsic value of the Company s activities. In addition, setting the issue price at the value of R$27,40 (twenty-seven Reais and forty cents), which is within the range of values provided for in the Report, will allow the Company to comply with the necessary conditions for the investment by Air France KLM. In face of the foregoing, the Company s Board of Directors has decided to approve the issue price of R$27,40 (twenty-seven Reais and forty cents), under the terms of article 170, §1, of the Corporations Act, based on the estimated profitability of the Company, with due regard to the value range determined in the Report. The capital stock of the Company shall be increased from R$2,501,652,973.35 (two billion, five hundred and one million, six hundred and fifty-two thousand, nine hundred and seventy-three Reais and thirty-five cents) to R$2,687,407,218.15 (two billion, six hundred and eighty-seven million, four hundred and seven thousand, two hundred and eighteen Reais and fifteen cents), represented by 143,858,204 (one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four) common shares and 141,788,668 (one hundred and forty-one million, seven hundred and eighty-eight thousand, six hundred and sixty-eight) preferred shares. The preferred shares subscribed on account of the Capital Increase shall be paid-up in cash, in Brazilian currency, upon subscription. At May 29, 2014, all the shareholders of the Company will be granted a term of thirty (30) days for exercising their preemptive right, starting from June 04, 2014 and ending on and including July 04, 2014. The Directors have further decided that the preemptive right shall not be granted to the holders of American Depositary Receipts ( ADRs ) issued by the Company, as permitted in the ADRs deposit contract. The holders of common or preferred shares in the Company shall be entitled to subscribe preferred shares arising out of the Capital Increase in proportion to their respective interest in the capital stock, excluding treasury shares.

As from, and including, May 30, 2014, the shares shall be traded ex-right to the subscription of the shares now issued. In case not all the shares are subscribed in the Capital Increase, after expiration of the period for exercise of the preemptive right, the Company shall proceed to the apportionment of possible unsold shares among those shareholders having expressed their interest to purchase the unsold shares in the subscription list, under the terms of article 171, § 7, letter b of the Corporations Act. In the event of remaining unsubscribed shares after the above mentioned apportionment, the Company shall not carry out an auction of the unsubscribed shares, and shall partially confirm the capital increase upon cancellation of the unsold shares, under the condition that the subscribed amount reaches at least R$116,357,388.00 (one hundred and sixteen million, three hundred and fifty-seven thousand, three hundred and eighty-eight Reais). In case the subscribed amount reaches less than the above mentioned minimum value, the Company will carry out an auction of the unsubscribed shares, under the terms of Article 171, § 7, letter "b" of the Corporations Acta. In cases of apportionment of unsold shares, those shareholders having expressed their interest in reserving unsold shares in the subscription list, will have a term of five (5) business days, counted from the disclosure of a Notice to the Shareholders from the Company, to subscribe the apportioned unsold shares. Having in regard the possibility of partial confirmation of the capital increase and seeking to ensure that the shareholders wishing to subscribe part of the increase shall be entitled, at the time of the exercise of the subscription right, to condition their investment decision on the final conditions of the Capital Increase, each shareholder shall be entitled, upon the subscription, to condition the subscription of the Capital Increase to which such shareholder is entitled: (i) to there being a subscription of the maximum amount of the Capital Increase; (ii) to there being the subscription of a certain minimum amount of Capital Increase, provided that such minimum amount is not less than R$ 116,357,388.00 (one hundred and sixteen million, three hundred and fifty-seven thousand, three hundred and eighty-eight Reais); (iii) to receiving all the subscribed shares; or (iv) to receiving shares only in such minimum number as may be necessary for the shareholder to continue holding its respective interest in the capital stock of the Company. The preferred shares now issued are identical, in all aspects, to the already existing preferred shares and will be fully entitled to any dividends and/or interest on the own capital which may be declared as from the confirmation of the Capital Increase. The members of the Board of Directors further approve the publication of the Notice to the Shareholders with all the information about the Capital Increase approved herein. VII. Temporary Closing of the Meeting and Drawing-up of the Minutes: After the floor was offered to whom might wish to use it, and since nobody did so, the meeting was temporarily closed for the time necessary for these minutes to be drawn-up, and, upon being reopened, these minutes were read, checked and signed by the attendees. I certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 28, 2014.

Henrique Constantino	Claudia Karpat
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.